3-6-02

010561

02017396

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Deeming Order – Deeming NDT Ventures Ltd. to be a reporting issuer in Ontario

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date March 5, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario

PO Box 55, Suite 800
20 Queen Street West
Toronto ON M5H 3S8

CP 55, Bureau 800
20 rue Queen ouest
Toronto ON M5H 3S8

**IN THE MATTER OF
THE SECURITIES ACT, R.S.O. 1990
CHAPTER S.5, AS AMENDED (the "Act")**

AND

**IN THE MATTER OF
NDT VENTURES LTD.**

**ORDER
(Subsection 83.1(1))**

UPON the application of NDT Ventures Ltd. ("NDT") for an order pursuant to subsection 83.1(1) of the Act deeming NDT to be a reporting issuer for the purposes of Ontario securities law;

AND UPON considering the application and the recommendation of the staff of the Ontario Securities Commission (the "Commission");

AND UPON NDT representing to the Commission as follows:

1. NDT is a corporation governed by the *Company Act* (British Columbia).

2. The registered and principal executive offices of NDT are located in Vancouver, British Columbia.

3. The authorized capital of NDT consists of 100,000,000 common shares (the "Common Shares"), of which 25,626,978 Common Shares are issued and outstanding.

4. The Common Shares of NDT are listed on the Canadian Venture Exchange (the "CDNX").

5. NDT has been a reporting issuer under the *Securities Act* (British Columbia) (the "B.C. Act") since February 11, 1988 and under the *Securities Act* (Alberta) (the "Alberta Act") since the establishment of CDNX in November 1999.

6. NDT is not a reporting issuer in Ontario, and is not a reporting issuer, or equivalent, in any jurisdiction other than British Columbia and Alberta.

7. The continuous disclosure requirements of the B.C. Act and the Alberta Act are substantially the same as the requirements of the Act.

8. The continuous disclosure material filed by NDT under the B.C. Act since January 1997 and under the Alberta Act since November 1999 is available on the System for Electronic Document Analysis and Retrieval.

9. NDT has a significant connection to Ontario for the reason that residents of Ontario beneficially own more than 20% of the Common Shares.

10. There have been no penalties or sanctions imposed against NDT by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, and NDT has not entered into a settlement agreement with any Canadian securities regulatory authority.

11. Neither NDT nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

12. Neither NDT nor any of its directors, officers nor, to the knowledge of NDT, its directors and officers, any of its controlling shareholders, is or has been subject to:

    (i) any known ongoing or concluded investigations by: (a) a Canadian securities regulatory authority, or (b) a court or regulatory body, other than a Canadian securities regulatory authority, that would be likely to be considered important to a reasonable investor making an investment decision; or

    (ii) any bankruptcy or insolvency proceedings, or other proceedings, arrangements or compromises with creditors, or the appointment of a receiver, receiver-manager or trustee, within the preceding 10 years.

13. None of the directors or officers of NDT, nor, to the knowledge of NDT, its directors and officers, any of its controlling shareholders, is or has been subject to:

(i) any cease trade or similar orders, or orders that denied access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days, within the preceding 10 years; or

(ii) any bankruptcy or insolvency proceedings, or other proceedings, arrangements or compromises with creditors, or the appointment of a receiver, receiver-manager or trustee, within the preceding 10 years, except as follows: Fred Hewett, Donald McLeod, Bruce McLeod and Gail Sharp were directors and officers of Northern Empire Minerals Ltd. (formerly Condor International Resources Ltd.), which was cease traded from August 2, 1995 to September 28, 1995 by the British Columbia Securities Commission for failure to file financial statements in the required form.

AND UPON the Commission being satisfied that to do so would not be prejudicial to the public interest;

IT IS HEREBY ORDERED pursuant to subsection 83.1(1) of the Act that NDT is deemed to be a reporting issuer for the purposes of Ontario securities law.

DATED in Toronto this 1st day of March, 2002.

L:\Issuer\NDT_Ventures_Ltd\2001\Applications\01-1257\Order3.wpd

Headnote

Subsection 83.1(1) - issuer deemed to be a reporting issuer in Ontario - issuer has been a reporting issuer in British Columbia and Alberta since 1988 - issuer listed and posted for trading on the Canadian Venture Exchange - continuous disclosure requirements of British Columbia and Alberta substantially the same as those of Ontario.

Statutes Cited

Securities Act, R.S.O. 1990, c.S.5, as am., ss.83.1(1).

Policies Cited

Ontario Securities Commission Policy 12-602 - *Deeming an Issuer in Certain other Canadian Jurisdictions to be a Reporting Issuer in Ontario.*